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                                                                       EXHIBIT 1
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                                 PRESS RELEASE


        MESA INC. AND DAVIS, WASHINGTON AND BATCHELDER REACH SETTLEMENT

     IRVING, TEXAS, LOS ANGELES, CALIFORNIA & MISSOULA, MONTANA -- SEPTEMBER 21, 1995 -- Mesa Inc. and representatives of Dennis R. Washington, Marvin Davis and David Batchelder today announced that they have entered into a settlement agreement with regard to their various disputes.

     In light of the Mesa Board's confirmation of its previously announced commitment to explore all alternatives to maximize the value of Mesa for all shareholders, including the possible sale or merger of Mesa, Messrs. Washington, Davis and Batchelder have agreed not to seek to call a special meeting of Mesa shareholders, as previously announced.

     The agreement provides that if Mesa has previously effected a business combination, sale of assets or equity or similar transaction that meets certain agreed upon size and other criteria, including receipt of a fairness opinion from Lehman Brothers Inc., Messrs. Washington, Davis and Batchelder will not conduct any proxy solicitation with respect to Mesa's 1996 annual meeting. If Mesa has not effected such a transaction by its 1996 annual meeting or if Mesa submits to a special meeting of shareholders a transaction that does not meet agreed upon criteria, Messrs. Washington, Davis and Batchelder may solicit proxies.

     Additionally, the agreement provides that Joel L. Reed, a principal of Batchelder & Partners, Inc. will succeed Mr. Batchelder on the Board of Directors of Mesa. Dorn Parkinson, Mr. Washington's representative, will continue as a member of the Board.

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     The parties stated that they have also agreed to dismiss with prejudice pending litigation between them in the United States District Court in Dallas, Texas. They noted that the respective parties deny any liability or wrongdoing claimed or alleged by the other and have determined that further prosecution of their respective claims is not warranted.

     The entire agreement is being filed with the Securities and Exchange Commission on a Form 8-K.
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